Exhibit 24

POWER OF ATTORNEY

We, the undersigned directors of PACCAR Inc, a Delaware corporation, hereby severally constitute and appoint M. C. Pigott our true and lawful attorney-in-fact, with full power to sign for us, and in our names in our capacity as director, a Form 10-K on behalf of the Company for the year ending December 31, 2002, to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, each of the undersigned has executed this power of attorney as of this 3rd day of December 2002.

/s/ J. M. Fluke, Jr.
J. M. Fluke, Jr.
Director, PACCAR Inc

/s/ G. Grinstein
G. Grinstein
Director, PACCAR Inc

/s/ D. J. Hovind
D. J. Hovind
Director, PACCAR Inc

/s/ D. K. Newbigging
D. K. Newbigging
Director, PACCAR Inc

/s/ H. C. Stonecipher
H. C. Stoneciper
Director, PACCAR Inc

/s/ J. C. Pigott
J. C. Pigott
Director, PACCAR Inc

/s/ W. G. Reed, Jr.
W. G. Reed, Jr.
Director, PACCAR Inc

/s/ M. A. Tembreull
M. A. Tembreull
Director, PACCAR Inc

/s/ H. A. Wagner
H. A. Wagner
Director, PACCAR Inc